Exhibit 99.69

BLUE MOON METALS INC.

550 – 220 Bay Street

Toronto, Ontario

Canada M5J 2W4

STATEMENT OF EXECUTIVE

COMPENSATION

(for the financial year ended December 31, 2024)

The following information is provided in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation - VentureIssuers. In this Statement of Executive Compensation, references to the “Company” refer to Blue Moon Metals Inc. All monetary amounts herein are expressed in Canadian Dollars (“$”) unless otherwise stated.

For the purposes set out below, a “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the chief executive officer of the Company (“CEO”) or each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

(b)	the chief financial officer of the Company (“CFO”) or each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, as determined in accordance with subsection 1.3(5) of Form 51-102F6V; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

As at December 31, 2024, the end of the most recently completed financial year of the Company, the Company had two NEOs, whose name and positions held within the Company are set out in the summary compensation table below.

Director and Named Executive Officer Compensation

The following table is a summary of compensation awarded to, earned by, paid to, or payable to the NEO and directors of the Company for the two most recently completed financial years ended December 31, 2023 and 2024.

Table of compensation excluding compensation securities
Name and position	Year Ended(1)	Salary, consulting fee, retainer or commission	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Christian Kargl-Simard(2)	2024	$33,871	$50,000	Nil	Nil	Nil	$83,871
Chief Executive Officer, President and Director	2023	Nil	Nil	Nil	Nil	Nil	Nil
Frances Kwong(3)	2024	$27,097	$20,000	Nil	Nil	Nil	$47,097
Chief Financial Officer and Corporate Secretary	2023	Nil	Nil	Nil	Nil	Nil	Nil
Maryse Bélanger(4)	2024	Nil	Nil	Nil	Nil	Nil	Nil
Director and Chair	2023	N/A	N/A	N/A	N/A	N/A	N/A
Haytham Hodaly(5)	2024	Nil	Nil	Nil	Nil	Nil	Nil
Director	2023	N/A	N/A	N/A	N/A	N/A	N/A
Karin Thorburn(6)	2024	N/A	N/A	N/A	N/A	N/A	N/A
Director	2023	N/A	N/A	N/A	N/A	N/A	N/A
Francis Johnstone(7)	2024	N/A	N/A	N/A	N/A	N/A	N/A
Director	2023	N/A	N/A	N/A	N/A	N/A	N/A
Patrick McGrath(8)	2024	$33,500	Nil	Nil	Nil	Nil	$33,500
Former Chief Executive Officer and Director	2023	$60,000	Nil	Nil	Nil	Nil	$60,000
Varun Prasad(9)	2024	$10,000	Nil	Nil	Nil	Nil	$10,000
Former Chief Financial Officer	2023	$24,000	Nil	Nil	Nil	Nil	$24,000
Jonathan Gagne(10)	2024	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2023	Nil	Nil	Nil	Nil	Nil	Nil
Pedro Fonseca(11)	2024	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2023	N/A	N/A	N/A	N/A	N/A	N/A
Enrique Correa(12)	2024	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2023	Nil	Nil	Nil	Nil	Nil	Nil
Douglas Urch(13)	2024	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2023	Nil	Nil	Nil	Nil	Nil	Nil
John McClintock(14)	2024	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2023	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Financial years ended December 31.
(2)	Mr. Kargl-Simard was appointed as a director effective as of October 17, 2024. Mr. Kargl-Simard was appointed as the Chief Executive Officer (“CEO”) of the Company on November 1, 2024. Mr. Kargl-Simard is only compensated for acting as CEO of the Company.
(3)	Ms. Kwong was appointed as Chief Financial Officer of the Company on November 1, 2024.
(4)	Ms. Bélanger was appointed as a director and Chair of the board of directors of the Company (the “Board”) on October 17, 2024.
(5)	Mr. Hodaly was appointed as a director on October 17, 2024.
(6)	Ms. Thorburn was appointed as a director on February 26, 2025.

(7)	Mr. Johnstone was appointed as a director on February 26, 2025.
(8)	Mr. McGrath was appointed as a director of the Company effective as of February 24, 2017 and resigned on February 26, 2025. Mr. McGrath was appointed as the CEO of the Company on April 28, 2017 and resigned on October 31, 2024. Mr. McGrath was compensated for acting as CEO of the Company.
(9)	Mr. Prasad was appointed as the CFO of the Company effective as of April 28, 2017 and resigned on October 31, 2024. Mr. Prasad served as an officer for 10 months during the financial year ended December 31, 2024.
(10)	Mr. Gagne was appointed as a director of the Company effective January 4, 2021 and resigned on October 17, 2024.
(11)	Mr. Fonseca was appointed as a director of the Company effective as of June 29, 2024 and resigned on October 17, 2024.
(12)	Mr. Correa was appointed as a director of the Company effective as of August 21, 2023 and resigned on June 29, 2024.
(13)	Mr. Urch was appointed as a director of the Company effective as of April 27, 2017 and resigned on August 21, 2023.
(14)	Mr. McClintock was appointed as a director of the Company effective as of April 28, 2017 and resigned on February 11, 2023.

Stock Options and Other Compensation Securities

The following table contains information on compensation securities that were granted or issued to the directors and NEOs of the Company by the Company in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant (1) ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Christian Kargl-Simard(2) Chief Executive Officer, President and Director	Stock options	80,000	November 1, 2024	$3.40	$3.40	$3.55	November 1, 2029
Frances Kwong(3) Chief Financial Officer and Corporate Secretary	Stock options	25,000	November 1, 2024	$3.40	$3.40	$3.55	November 1, 2029
Maryse Bélanger(4) Director and Chair	DSUs	60,000	November 1, 2024	$3.40	$3.40	$3.55	N/A
Haytham Hodaly(5) Director	DSUs	50,000	November 1, 2024	$3.40	$3.40	$3.55	N/A
Karin Thorburn(6) Director	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Francis Johnstone(7) Director	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Patrick McGrath(8)	Stock options	30,000	January 10, 2024	$1.00	$0.70	$3.55	January 10, 2029
Former Chief Executive Officer and Director	DSUs	30,000	November 1, 2024	$3.40	$3.40	$3.55	N/A
Varun Prasad(9) Former Chief Financial Officer	Stock options	20,000	January 10, 2024	$1.00	$0.70	$3.55	January 29, 2025
Jonathan Gagne(10) Former Director	Stock options	20,000	January 10, 2024	$1.00	$0.70	$3.55	January 15, 2025
Pedro Fonseca(11) Former Director	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Enrique Correa(12) Former Director	Stock options	20,000	January 10, 2024	$1.00	$0.70	$3.55	September 27, 2024

Notes:

(1)	The prices indicated herein represent the closing prices of the common shares on the date before the grants of Options or awards of RSUs and DSUs.
(2)	As at December 31, 2024, Mr. Kargl-Simard held 80,000 stock options, each of which is exercisable into one common share at a price of $3.40 until November 1, 2029. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 12-month, 24-month and 36-month anniversary of the grant).
(3)	As at December 31, 2024, Ms. Kwong held 25,000 stock options, each of which is exercisable into one common share at a price of $3.40 until November 1, 2029. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 12-month, 24-month and 36-month anniversary of the grant).
(4)	As at December 31, 2024, Ms. Bélanger held 60,000 DSUs, each of which may be settled into one common share. The DSUs will vest on the later of: (i) when Ms. Bélanger ceases being a director of the Company; and (ii) the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(5)	As at December 31, 2024, Mr. Hodaly held 50,000 DSUs, each of which may be settled into one common share. The DSUs will vest on the later of: (i) when Mr. Hodaly ceases being a director of the Company; and (ii) the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(6)	As at December 31, 2024, Ms. Thorburn held NIL compensation securities.
(7)	As at December 31, 2024, Mr. Johnstone held NIL compensation securities.
(8)	As at December 31, 2024, Mr. McGrath held 75,000 stock options, each of which is exercisable into one common share at a price of $0.50 until October 6, 2025, and 30,000 DSUs (as defined below), each of which may be settled into one common share. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 12-month, 24-month and 36-month anniversary of the grant).The DSUs will vest on the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(9)	As at December 31, 2024, Mr. Prasad held NIL compensation securities.
(10)	As at December 31, 2024, Mr. Gagne held NIL compensation securities.
(11)	As at December 31, 2024, Mr. Fonseca held NIL compensation securities.
(12)	As at December 31, 2024, Mr. Correa held NIL compensation securities.

Exercise of Compensation Securities by Directors and NEOs

The following table contains information on compensation securities that were exercised or otherwise settled by the directors and NEOs of the Company in the most recently completed financial year:

Exercise of Compensation Securities by Directors and Named Executive Officers
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price Per Security ($)	Date of Exercise	Closing Price Per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Douglas Urch Former Director	Stock Options	5,000	$1.00	November 5, 2024	$3.40	$2.40	$5,000
Jonathan Gagne Former Director	Stock options	20,000	$1.00	November 18, 2024	$4.10	$3.10	$20,000
Varun Prasad Former Chief Financial Officer	Stock options	20,000	$1.00	November 20, 2024	$3.90	$2.90	$20,000

Stock option plans and other incentive plans

The Company’s share compensation plan (the “Share Compensation Plan”) was previously approved by the shareholders of the Company (the “Shareholders”) at the annual general meeting of the Shareholders held on October 17, 2024. The Share Compensation Plan was also approved by the TSX Venture Exchange (the “Exchange”). The Share Compensation Plan is required to be approved at the next annual general meeting of the Shareholders.

The Share Compensation Plan is a “rolling up to 10%” omnibus plan pursuant to which the total number of Common Shares which may be issued pursuant to restricted share units (“RSUs”), stock options (“Options”) or deferred share units (“DSUs”) awarded or granted under the Share Compensation Plan, in the aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares at the time of the award or grant.

The purpose of the Share Compensation Plan is to provide an incentive to directors, employees and consultants of the Company or its subsidiary to acquire a proprietary interest in the Company, to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company. As of December 31, 2024 (the end of the financial period of the Company’s most recently filed financial statements) the Company had 181,500 Options, 37,500 RSUs outstanding and 140,000 DSUs outstanding.

The following summary of the material terms of the Share Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Share Compensation Plan.

Overview

The Share Compensation Plan provides that the Board may from time to time, in its discretion, award or grant to the Eligible Person (as such term is defined below) selected by the Administrators (as such term is defined below) to participate in the Share Compensation Plan (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs, Options, and DSUs, to acquire an ownership interest in the Company.

The purpose of the Share Compensation Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries to achieve the longer term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.

The RSUs and DSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs and DSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share or a lump sum payment in cash following the attainment of vesting criteria determined by the Administrators at the time of the award (subject to TSXV policies).

The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant.

The Administrators may fix, from time to time, a portion of the director fees that is to be payable in the form of DSUs. In addition, each Participant who is, on the applicable election date, a director who is not an employee (the “Electing Person”) may be given the right to elect to participate in the grant of additional DSUs. An Electing Person who elects to participate in the grant of additional DSUs shall receive their Elected Amount (as that term is defined below) in the form of DSUs in lieu of cash. The “Elected Amount” shall be an amount, as elected by the director, in accordance with applicable tax law, between 0% and 100% of any director fees that are otherwise intended to be paid in cash (the “Cash Fees”).

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people (each, an “Eligible Person”) are eligible to participate in the Share Compensation Plan: any director, officer, employee, management company employee or consultant.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board from time to time (the “Administrators”) through the recommendation of the NC&CG Committee. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs, Options, or DSUs will be awarded or granted, the number of RSUs, Options and DSUs to be awarded or granted, the vesting criteria for each award of RSUs, vesting period for each grant of Options and the vesting criteria for each award of DSU, and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the TSXV.

Number of Common Shares Issuance under the Share Compensation Plan

The Common Shares that are issuable pursuant to RSUs, Options, and DSUs awarded or granted under the Share Compensation Plan and other securities issuable under any other share compensation arrangements of the Company (collectively, the “Security Based Compensation”), in aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares as of the date of award or grant.

Restrictions on the Award or Grant of Security Based Compensation

The Security Based Compensation under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded under the Share Compensation Plan and any other share compensation arrangements of the Company cannot exceed 10% of the Common Shares then outstanding. For greater certainty, any RSUs and DSUs that must be settled in cash in accordance with the RSU Agreement and the DSU Agreement (as these terms are defined below) approved by the Administrators at the time of grant shall not count towards the maximum of 10% of issued and outstanding Common Shares reserved under this Share Compensation Plan as required by the policies of the TSXV;

(b)	unless the Company obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan to any one Participant in any 12 month period cannot exceed 5% of the Common Shares then outstanding;

(c)	the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan in any 12 month period to any one consultant shall not exceed 2% of the issued and outstanding Common Shares then outstanding; and

(d)	the maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers (as such term is defined in the Share Compensation Plan) under the Share Compensation Plan and any other share compensation arrangements of the Company in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Investor Relations Service Providers must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period in accordance with the vesting requirements set out in the TSXV’s policies.

The following restrictions also apply to the Share Compensation Plan in accordance with TSXV Policy 4.4:

(a)	All Security Based Compensation granted or issued under the Share Compensation Plan is non-assignable and non-transferable;

(b)	Unless the Company obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan to Insider Participants (as such term is defined in the Share Compensation Plan) as a group shall not exceed 10% of the issued and outstanding Common Shares at any point in time;

(c)	Unless the Company obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other share compensation arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant;

(d)	Investor Relations Service Providers may not receive any Security Based Compensation other than Options; and

(e)	Any Security Based Compensation granted or issued to any Participant who is a director, officer, employee, consultant or management company employee must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Share Compensation Plan.

Restricted Share Units

The Administrators may award RSUs to Eligible Persons (other than Investor Relations Service Providers).

(a)	Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the vesting criteria of any RSUs awarded under the Share Compensation Plan are satisfied, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s RSU account multiplied by the market price of the Common Shares traded on the TSXV on the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s RSU account will be, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

(b)	Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators shall, subject to the TSXV rules, determine the vesting criteria applicable to the RSUs provided that, subject to certain exceptions set out in the Share Compensation Plan, no RSUs may vest before the date that is one year following the date of award; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU, which is attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (the “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

(c)	Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued as soon as practicable after the Event of Termination (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and, unless otherwise determined by the Administrators in their discretion and subject to the requirements set out in section 4.6 of TSXV Policy 4.4, any unvested RSUs shall vest and be settled before the earlier of (i) the vesting schedule set out in the applicable RSU Agreement and (ii) 12 months after the date of the Event of Termination (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement).

If an Event of Termination occurs involving the death of a Participant occurs and such Participant is entitled to any RSUs under the Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant’s death.

Subject to section 2.3(e) of the Share Compensation Plan and section 4.6 of TSXV Policy 4.4, notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, any unvested performance-based RSUs shall not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date.

For greater certainty, if a person is terminated for just cause or if a Participant resigns without good reason, all unvested RSUs will be forfeited and cancelled.

It is the current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company’s annual incentive compensation program, and performance-based vesting provisions as a component of the Company’s long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period formally imposed by the Company, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the date of vesting for such RSU for all purposes under the Share Compensation Plan.

Stock Options

The Administrators may at any time and from time to time grant Options to Eligible Persons.

(a)	Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied.

(b)	Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The agreement evidencing the grant of the Option attached as Exhibit B to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (the “Option Agreement”) will disclose any vesting conditions prescribed by the Administrators.

(c)	Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, vest before the earlier of (i) the vesting schedule set out in the applicable Option Agreement and (ii) 12 months after the date of the Event of Termination. There can be no acceleration of the vesting requirements applicable to Options granted to an Investor Relations Service Provider without the prior written approval of the Exchange.

Except as otherwise stated in the Share Compensation Plan or otherwise determined by the Administrators in their discretion, any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination.

If a person is terminated for just cause or if a Participant resigns without good reason, all Options (whether or not then exercisable) shall automatically be cancelled.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options under the Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant’s death.

(d)	Cashless Exercise

Subject to prior approval by the Administrators, a Participant may elect cashless exercise. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price of the Options. Instead the following will apply:

(i)	Whereby the Company has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Common Shares underlying the Options. The brokerage firm then sells a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant. The brokerage firm receives an equivalent number of Common Shares from the exercise of the Options and the Participant then receives the balance of Common Shares or the cash proceeds from the balance of such Common Shares.

(ii)	Before the relevant trade date, the Participant will deliver the Option exercise notice including details of the trades to the Company electing the cashless exercise and the Company will direct its registrar and transfer agent to issue a certificate for such Participant’s Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Company of (i) the exercise price for such Common Shares; and (ii) the amount the Company determines, in its discretion, is required to satisfy the Company withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(iii)	The broker will deliver to the Participant the remaining value of the Options, net of any brokerage commission or other expenses (the “In-the-Money Amount”), in either (i) cash in an amount equal to the In-the-Money-Amount, or (b) such number of Common Shares (rounded down to the nearest whole number) having a fair market price equal to the In-the-Money Amount, plus a cash amount equal to the fraction of a Common Share that would otherwise be issuable multiplied by the fair market price of a Common Share.

(e)	Net Exercise

Subject to prior approval by the Administrators, a Participant, excluding Investor Relations Service Providers, may elect to surrender for cancellation to the Company any vested Options being exercised and the Company will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X	=	Y (A - B)
A

where:

X =	The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options;

Y =	The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A =	The volume weighted average trading price of the Common Shares; and

B =	The exercise price for such Options.

(f)	Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. “Discounted Market Price” is defined in the TSXV Policy 1.1.

No Option shall be exercisable after ten years from the date the Option is granted. Should the term of an Option expire on a date that falls within a blackout period formally imposed by the Company, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiration date for such Option for all purposes under the Share Compensation Plan.

Deferred Share Units

The Administrators may fix, from time to time, a portion of the director fees that is to be payable in the form of DSUs.

(a)	Mechanics for DSUs

Each Electing Person who elects to receive their Elected Amount in the form of DSUs in lieu of cash will be required to file a notice of election in accordance with the time frames set forth in the Share Compensation Plan. If no election is made within the required time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

Each Electing Person who is not a US Participant is entitled once per calendar year to terminate his or her election to receive DSUs in lieu of Cash Fees by filing with a notice. Such termination shall be effective immediately upon receipt of such notice, provided that the Company has not imposed a blackout period. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with the provisions in the Share Compensation Plan, all subsequent calendar years shall be paid in cash.

An election by a US Participant to receive the Elected Amount in DSUs in lieu of cash for any calendar year is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which a termination notice is delivered.

The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in DSUs (including director fees and any Elected Amount), as determined by the Administrator, by (ii) the market price of a Common Share on the award date.

DSUs shall be settled on the date established in the DSU Agreement (as such term is defined below) provided, however that in no event shall a DSU be settled prior to a Participant’s termination date, or, in the case of a Canadian Participant, later than one year following the date of the applicable Canadian Participant’s termination date. In the case of a Participant (other than a Canadian Participant), in no event shall a DSU be settled later than three years following the date of the applicable Participant’s termination date, as more particularly set out in the Share Compensation Plan.

(b)	Vesting Provisions

The Administrators shall determine the vesting criteria applicable to DSUs, and DSUs shall not vest on a date that is earlier than 12 months following the date of grant or issue. All DSUs awarded shall be evidenced by a DSU agreement between the Company and the Participant, attached as Exhibit D to the Share Compensation Plan or in such other form as the Administrators may approve from time to time (the “DSU Agreement”).

(c)	Termination, Retirement and Other Cessation of Employment in connection with RSUs

If an Event of Termination has occurred in respect of any Participant, (i) any and all Common Shares corresponding to any vested DSUs in the Participant’s DSU account shall be issued as soon as practicable after the Event of Termination to the former Participant; and (ii) any unvested DSUs in the Participant’s DSU account shall, unless otherwise determined by the Administrators in their discretion or otherwise agreed to by the Company in an agreement with an Eligible Person, and subject to the requirements set out in section 4.6 of TSXV Policy 4.4, vest and be settled before the earlier of (a) the vesting schedule set out in the applicable DSU Agreement and (b) 12 months after the date of the Event of Termination.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any DSUs, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant’s death.

Subject to section 2.3(e) of the Share Compensation Plan and section 4.6 of TSXV Policy 4.4, if a Participant retires in accordance with the Company’s retirement policy, at such time, any unvested performance-based DSUs in the Participant’s DSU account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable DSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

If a Participant’s employment is terminated for just cause or if a Participant resigns without good reason, each unvested DSUs in the Participant’s DSU account shall forthwith and automatically be forfeited by the Participant and cancelled.

Under the Share Compensation Plan, should the date of vesting of a DSU fall within a blackout period formally imposed by the Company, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the date of vesting for such DSU for all purposes under the Share Compensation Plan.

Change of Control

Subject to section 2.3(e) of the Share Compensation Plan and section 4.6 of TSXV Policy 4.4, if there is a Change of Control (as such term is defined in the Share Compensation Plan) then, notwithstanding any other provision of the Share Compensation Plan except certain provision of the Share Compensation Plan which will continue to apply in all circumstances, any or all unvested RSUs and any or all Options (whether or not currently exercisable) and any or all unvested DSUs shall automatically vest or become exercisable, as applicable, such that Participants under the Share Compensation Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs, Options and DSUs to the Company or a third party or exchanging such RSUs, Options or DSUs, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

For greater certainty, the occurrence of a Change of Control will not trigger the right of a Participant to receive a payment in respect of a DSU prior to a termination date for such Participant. For clarity, RSUs, Options or DSUs of a Participant will only be accelerated as contemplated in section 7.2(a) of the Share Compensation Plan if such Participant ceases to be an Eligible Person in connection with the Change of Control.

Notwithstanding the foregoing, there can be no acceleration of the vesting requirements applicable to Options granted to an Investor Relations Service Provider without the prior written approval of the Exchange.

Transferability

RSUs, Options and DSUs awarded or granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may, subject to any relevant resolutions of the Board and necessary TSXV approvals, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, to reflect such change or event including, without limitation, adjusting the number of RSUs, Options and DSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any RSU, Option and DSU immediately after such an adjustment shall not exceed the value of such RSU, Option and DSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option or DSU at any time without the consent of any Participant provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any Option previously granted or any DSU previously awarded, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs, Options and DSUs of US Participants, such amendment will not result in the imposition of taxes under section 409A of the U.S. Internal Revenue Code of 1986, as amended;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSXV; and

(c)	be subject to shareholder approval, where required by the requirements of the TSXV, provided that shareholder approval shall not be required for the following amendments:

(i)	amendments of a “housekeeping nature”, including any amendment to the Plan or a RSU or Option or DSU that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or Option or DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein; and

(ii)	amendments that are necessary or desirable for RSUs or Options or DSUs to qualify for favourable treatment under any applicable tax law;

(d)	be subject to disinterested shareholder approval in the event of any reduction in the exercise price, or the extension of the term, of any Option granted under the Share Compensation Plan to an Insider Participant.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)	change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits of the total number of Common Shares that are issuable pursuant to all Security Based Compensation granted or awarded under the Share Compensation Plan;

(c)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e)	amend the amendment provisions set out in the Share Compensation Plan.

Employment, consulting and management agreements

Mr. Kargl-Simard is paid for services to the Company as President and CEO through an employment agreement. Pursuant to his employment agreement, Mr. Kargl-Simard is entitled to an annual base salary of C$300,000 and incentive compensation in the form of an annual short-term incentive bonus with a target of C$300,000 for the 2025 fiscal year with the terms to be agreed by the Board annually based on achieving certain corporate objectives. The Company may terminate Mr. Kargl-Simard’s employment at any time for just cause and Mr. Kargl-Simard may terminate his employment on 30 days’ written notice. In the event Mr. Kargl-Simard’s employment is terminated by the Company without just cause, or if he resigns for Good Reason (as defined in the agreement) in connection with a Change of Control (as defined in the agreement), he will be entitled to (i) a lump sum payment equal to twice his annual base salary then in effect, (ii) twice the maximum short-term incentive bonus payable to him during that fiscal year, and (iii) the immediate vesting of all unvested compensation securities awarded to him. The amount payable to Mr. Kargl-Simard in the event of termination of his employment by the Company without just cause, or by Mr. Kargl-Simard for Good Reason, is estimated at $1,200,000, calculated as of the date of this Statement of Executive Compensation.

Ms. Kwong is paid for services to the Company as CFO and Corporate Secretary through an employment agreement. Pursuant to her employment agreement, Ms. Kwong is entitled to an annual base salary of C$240,000 and incentive compensation in the form of an annual short-term incentive bonus with a target of C$120,000 for the 2025 fiscal year with the terms to be agreed by the Board annually based on achieving certain corporate objectives. The Company may terminate Ms. Kwong’s employment at any time for just cause and Ms. Kwong may terminate her employment on 30 days’ written notice. In the event Ms. Kwong’s employment is terminated by the Company without just cause, or if she resigns for Good Reason (as defined in the agreement) in connection with a Change of Control (as defined in the agreement), she will be entitled to (i) a lump sum payment equal to twice her annual base salary then in effect, (ii) twice the maximum short-term incentive bonus payable to her during that fiscal year, and (iii) the immediate vesting of all unvested compensation securities awarded to her. The amount payable to Ms. Kwong in the event of termination of her employment by the Company without just cause, or by Ms. Kwong for Good Reason, is estimated at $744,000, calculated as of the date of this Statement of Executive Compensation.

Oversight and description of director and named executive officer compensation

The objective of the Company’s compensation program is to compensate the executive officers for their services to the Company at a level that is both in line with the Company’s fiscal resources and competitive with companies at a similar stage of development.

The Company compensates its executive officers based on their skill, qualifications, experience level, level of responsibility involved in their position, the existing stage of development of the Company, the Company’s resources, industry practice and regulatory guidelines regarding executive compensation levels.

The Board determines director and executive officer compensation and has implemented three levels of compensation to align the interests of the executive officers with those of the Shareholders. First, executive officers may be paid a monthly consulting fee or salary. Second, the Board may award executive officers long term incentives in the form of Options. Finally, and only in special circumstances, the Board may award cash or share bonuses for exceptional performance that results in a significant increase in Shareholder value. The Company does not provide medical, dental or any other benefits to the executive officers.

The base compensation of the executive officers is reviewed and set annually by the Board. The CEO has substantial input in setting annual compensation levels. The CEO is directly responsible for the financial resources and operations of the Company. In addition, the CEO and Board from time to time determine the Option grants to be made pursuant to the Company’s Share Compensation Plan. Previous grants of Options are taken into account when considering new grants. The Board awards bonuses at its sole discretion. The Board does not have pre-existing performance criteria or objectives.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company’s financial resources and prospects.

Pension Plan Benefits

The Company does not have in place any pension plans that provide for payments or benefits at, following, or in connection with retirement.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR+) website at www.sedarplus.ca.

DATED this 26th day of June, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Christian Kargl-Simard”
Christian Kargl-Simard
Chief Executive Officer